UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Spark Networks, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

84651P100
(CUSIP Number)

IAN V. JACOBS
402 CAPITAL, LLC
5015 Underwood Avenue
Omaha, Nebraska 68132
(402) 408-9780

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON 402 Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,215,950
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,215,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON SCA Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,785,776
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,785,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON 402 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,001,726
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,001,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON Ian V. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 3,001,726
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 3,001,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84651P100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 11150 Santa Monica Blvd., Suite 600, Los Angeles, California 90025.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	402 Fund, LP, a Delaware limited partnership (“402 Fund”);

(ii)	SCA Partners, LP, a Delaware limited partnership (“SCA Partners”);

(iii)	402 Capital, LLC, a Delaware limited liability company (“402 Capital”), who serves as the investment manager of 402 Fund and SCA Partners; and

(iv)	Ian V. Jacobs, who serves as the managing member of 402 Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are parties to that certain Solicitation Agreement (as defined in Item 4) with the Osmium Group (as defined in Item 4), which agreement contains, among other things, certain voting and other arrangements relating to the 2014 Annual Meeting of Stockholders of the Issuer (the “2014 Annual Meeting”).  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the Osmium Group.  It is the understanding of the Reporting Persons that the Osmium Group will continue to file separate Schedules 13D with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act.  Reference is made to such Schedules 13D for information concerning the Osmium Group and its investment in the Issuer.  All Shares reported herein as beneficially owned by the Reporting Persons exclude Shares owned by the Osmium Group.  The Reporting Persons disclaim beneficial ownership of the Shares owned by the Osmium Group.

(b)           The address of the principal office of each of the Reporting Persons is 5015 Underwood Avenue, Omaha, Nebraska 68132.

(c)           The principal business of 402 Fund is investing in securities. The principal business of SCA Partners is investing in securities. The principal business of 402 Capital is serving as the investment manager of 402 Fund and SCA Partners.  The principal occupation of Mr. Jacobs is serving as the managing member of 402 Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Jacobs is a citizen of the United States of America.

CUSIP NO. 84651P100

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by 402 Fund and SCA Partners were purchased with working capital.  The aggregate purchase price of the 1,215,950 Shares owned directly by 402 Fund is approximately $6,027,707, excluding brokerage commissions. The aggregate purchase price of the 1,785,776 Shares owned directly by SCA Partners is approximately $9,864,805, excluding brokerage commissions.

The Shares purchased by Mr. Jacobs were purchased with personal funds. The aggregate purchase price of the 25,000 Shares owned directly by Mr. Jacobs is approximately $78,250, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On May 22, 2014, the Reporting Persons entered into a Solicitation Agreement (the “Solicitation Agreement”) with Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP and John H. Lewis (collectively, the “Osmium Group” and together with the Reporting Persons, the “Group”). Pursuant to the terms of the Solicitation Agreement, the members of the Group agreed, amongst other things, to solicit proxies and to vote all of their respective Shares in favor of the election of the Osmium Group’s four (4) director nominees (the “Nominees”) and the approval of certain business proposals submitted by the Osmium Group at the 2014 Annual Meeting. The Group further agreed to seek to enter into a settlement agreement with the Issuer on the terms as set forth in the Solicitation Agreement. In the event that a settlement is not reached and all of the Nominees are elected at the 2014 Annual Meeting, the Osmium Group agreed to request that the Nominees cause the Board to increase the size of the Board from six (6) to seven (7) directors immediately following the 2014 Annual Meeting, and to fill the resulting vacancy with a designee of the Reporting Persons. The foregoing description of the Solicitation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Solicitation Agreement, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,832,938 Shares outstanding as of May 9, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014.

CUSIP NO. 84651P100

A.	402 Fund

(a)	As of the close of business on May 22, 2014, 402 Fund beneficially owned 1,215,950 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,215,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,215,950

(c)	The transactions in the Shares by 402 Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference. All such transactions were made in the open market.

B.	SCA Partners

(a)	As of the close of business on May 22, 2014, SCA Partners beneficially owned 1,785,776 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,785,776
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,785,776

(c)	SCA Partners has not entered into any transactions in the Shares during the past 60 days.

C.	402 Capital

(a)
402 Capital, as the investment manager of each of 402 Fund and SCA Partners, may be deemed to beneficially own the (i) 1,215,950 Shares owned by 402 Fund and (ii) 1,785,776 Shares owned by SCA Partners.

Percentage: Approximately 12.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,001,726
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,001,726

(c)
402 Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of 402 Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Jacobs

(a)
As of the close of business on May 22, 2014, Mr. Jacobs directly owned 25,000 Shares. Mr. Jacobs, as the managing member of 402 Capital, may be deemed to beneficially own the (i) 1,215,950 Shares owned by 402 Fund and (ii) 1,785,776 Shares owned by SCA Partners.

Percentage: Approximately 12.7%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 3,001,726
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 3,001,726

(c)
Mr. Jacobs has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of 402 Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 84651P100

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Each Reporting Person may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares directly owned by the other Reporting Persons.

The Reporting Persons and the Osmium Group collectively own an aggregate of 6,402,288 Shares, representing approximately 26.9% of the Shares outstanding.  Each Reporting Person disclaims beneficial ownership of the Shares owned by the Osmium Group.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 22, 2014, the Reporting Persons and the members of the Osmium Group entered into the Solicitation Agreement as defined and described in Item 4 above. A copy of the Solicitation Agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Solicitation Agreement by and among 402 Fund, LP, SCA Partners, LP, 402 Capital, LLC, Ian V. Jacobs, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP and John H. Lewis, dated May 22, 2014.

CUSIP NO. 84651P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

402 Fund, LP

By:	402 Capital, LLC Investment Manager

By:	/s/ Ian V. Jacobs
	Name:	Ian V. Jacobs
	Title:	Managing Member

SCA Partners, LP

By:	402 Capital, LLC Investment Manager

By:	/s/ Ian V. Jacobs
	Name:	Ian V. Jacobs
	Title:	Managing Member

402 Capital, LLC

By:	/s/ Ian V. Jacobs
	Name:	Ian V. Jacobs
	Title:	Managing Member

/s/ Ian V. Jacobs
Ian V. Jacobs

CUSIP NO. 84651P100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

402 FUND, LP

3,000	4.2920	05/09/2014